SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                 Cryolife, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    228903100
                                 (CUSIP Number)

                                 March 15, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           (Page 1 of 17 Pages)

CUSIP No. 228903100                 13G/A                  Page 2 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 O.S.S. Capital Management LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY
             AMOUNT IN ROW (9)
                  8.2% common stock + 2.2% common stock through conversion of convertible preferred stock if converted = 10.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                         PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                  Page 3 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners I LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          90,370 shares of common stock; 3,536 shares of convertible preferred stock converts into 21,990 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          90,370 shares of common stock; 3,536 shares of convertible preferred stock converts into 21,990 shares of common stock
-----------------------------------------------------------------------------

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          90,370 shares of common stock; 3,536 shares of convertible preferred stock converts into 21,990 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                .4% common stock + .1% common stock through conversion
                of convertible preferred stock if converted =.5%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                         PN
 -----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                  Page 4 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oscar S. Schafer & Partners II LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          951,222 shares of common stock; 39,542 shares of convertible preferred stock converts into 245,908 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          951,222 shares of common stock; 39,542 shares of convertible preferred stock converts into 245,908 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          951,222 shares of common stock; 39,542 shares of convertible preferred stock converts into 245,908 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                4.0% common stock + 1.0% common stock through conversion of convertible preferred stock if converted = 4.9%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                         PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                 Page 5 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    O.S.S. Overseas Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          958,408 shares of common stock; 41,922 shares of convertible preferred stock converts into 260,709 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          958,408 shares of common stock; 41,922 shares of convertible preferred stock converts into 260,709 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          958,408 shares of common stock; 41,922 shares of convertible preferred stock converts into 260,709 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                4.0% common stock + 1.1% common stock through conversion of convertible preferred stock if converted = 5.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                         CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                Page 6 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         O.S.S. Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          1,041,592 shares of common stock; 43,078 shares of convertible preferred stock converts into 267,898 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          1,041,592 shares of common stock; 43,078 shares of convertible preferred stock converts into 267,898 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,041,592 shares of common stock; 43,078 shares of convertible preferred stock converts into 267,898 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                4.3% common stock + 1.1% common stock through conversion of convertible preferred stock if converted = 5.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                        OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                  Page 7 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Schafer Brothers LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                         -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                8.2% common stock + 2.2% common stock through conversion of convertible preferred stock if converted = 10.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                        OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                  Page 8 of 17 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                Oscar S. Schafer
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                8.2% common stock + 2.2% common stock through conversion of convertible preferred stock if converted = 10.4%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                        IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228903100                 13G/A                 Page 9 of 17 Pages

ITEM 1.

      (a)    NAME OF ISSUER:
             Cryolife, Inc.

      (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             1655 Roberts Boulevard, NW
             Kennesaw, Georgia 30144

Item 2(a).      NAME OF PERSON FILING:

          (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

         (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II", and together with OSS I, the "Partnerships"), with respect to shares of Common Stock as defined in Item 2(d) below) directly owned by it;

        (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of each of the Partnerships, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the Partnerships;

        (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to shares of Common Stock directly owned by it;

         (v) O.S.S. Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as investment manager, and management company, to OSS Overseas and the Partnerships, respectively, and has investment discretion with respect to shares of Common Stock directly owned by OSS Overseas and the Partnerships;

        (vi) Schafer Brothers LLC, a Delaware limited liability company (the "SB LLC"), which serves as the general partner to the Investment Manager, with respect to shares of Common Stock directly owned by OSS Overseas and the Partnerships; and

       (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and of SB LLC, with respect to shares of Common Stock directly owned by OSS Overseas and the Partnerships.

CUSIP No. 228903100                 13G/A                 Page 10 of 17 Pages

     The Partnerships, OSS Overseas, the General Partner, the Investment Manager, SB LLC and Mr. Schafer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(b)   ADDRESS OF PRINCIPAL OFFICE, OR, IF NONE, RESIDENCE

            The address of the principal business offices of each of:
            (i)    Investment Manager
                        598 Madison Avenue
                        New York, NY 10022

            (ii)   OSS I
                        598 Madison Avenue
                        New York, NY 10022

            (iii)  OSS II
                        598 Madison Avenue
                        New York, NY 10022

            (iv)   OSS Overseas
                        SEI Investments Global (Cayman) Limited
                        Harbor Place, 5th Floor
                        South Church Street, P.O. Box 30464 SMB
                        Grand Cayman, Cayman Islands
                        British West Indies

            (v)    General Partner
                        598 Madison Avenue
                        New York, NY 10022

            (vi)        SB LLC
                        598 Madison Avenue
                        New York, NY 10022

            (vii)  Mr. Schafer
                        598 Madison Avenue
                        New York, NY 10022

      (c)   CITIZENSHIP
            (i)   Investment Manager - Delaware, USA
            (ii)  OSS I - Delaware, USA
            (iii) OSS II - Delaware, USA
            (iv)  OSS Overseas - Cayman Islands
            (v)   General Partner - Delaware, USA
            (vi)  SB LLC - Delaware, USA
            (vii) Mr. Schafer - New York, USA

      (d)   TITLE OF CLASS OF SECURITIES
            Common Stock, par value $0.01 per share

      (e)   CUSIP NUMBER
            228903100

CUSIP No. 228903100                 13G/A                 Page 11 of 17 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Not applicable.

CUSIP No. 228903100                 13G/A                 Page 12 of 17 Pages

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      A. Investment Manager
             (a) Amount beneficially owned: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
             (b) Percent of class: 8.2% common stock + 2.2% common stock through conversion of convertible preferred stock if converted = 10.4%. The percentages used herein and in the rest of Item 4 are calculated based upon the 23,714,340 shares of Common Stock issued and outstanding as of May 2, 2005 as reported in the Company's Form 10-Q for the quarter period ended March 31, 2005.
             (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock

      B. OSS I
             (a) Amount beneficially owned: 90,370 shares of common stock; 3,536 shares of convertible preferred stock converts into 21,990 shares of common stock
             (b) Percent of class: .4% common stock + .1% common stock through conversion of convertible preferred stock if converted = .5%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 90,370 shares of common stock; 3,536 shares of convertible preferred stock converts into 21,990 shares of common stock
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 90,370 shares of common stock; 3,536 shares of convertible preferred stock converts into 21,990 shares of common stock

      C. OSS II
             (a) Amount beneficially owned: 951,222 shares of common stock; 39,542 shares of convertible preferred stock converts into 245,908 shares of common stock
             (b) Percent of class: 4.0% common stock + 1.0% common stock through conversion of convertible preferred stock if converted = 4.9%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 951,222 shares of common stock; 39,542 shares of convertible preferred stock converts into 245,908 shares of common stock
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 951,222 shares of common stock; 39,542 shares of convertible preferred stock converts into 245,908 shares of common stock

CUSIP No. 228903100                 13G/A                 Page 13 of 17 Pages

      D. OSS Overseas
             (a) Amount beneficially owned: 958,408 shares of common stock; 41,922 shares of convertible preferred stock converts into 260,709 shares of common stock
             (b) Percent of class: 4.0% common stock + 1.1% common stock through conversion of convertible preferred stock if converted = 5.0%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 958,408 shares of common stock; 41,922 shares of convertible preferred stock converts into 260,709 shares of common stock
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 958,408 shares of common stock; 41,922 shares of convertible preferred stock converts into 260,709 shares of common stock

      E. General Partner
             (a) Amount beneficially owned: 1,041,592 shares of common stock; 43,078 shares of convertible preferred stock converts into 267,898 shares of common stock
             (b) Percent of class: 4.3% common stock + 1.1% common stock through conversion of convertible preferred stock if converted = 5.4%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 1,041,592 shares of common stock; 43,078 shares of convertible preferred stock converts into 267,898 shares of common stock
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 1,041,592 shares of common stock; 43,078 shares of convertible preferred stock converts into 267,898 shares of common stock

      F. SB LLC
             (a) Amount beneficially owned: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
             (b) Percent of class: 8.2% common stock + 2.2% common stock through conversion of convertible preferred stock if converted = 10.4%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock.
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock

CUSIP No. 228903100                 13G/A                 Page 14 of 17 Pages

      G. Mr. Schafer
             (a) Amount beneficially owned: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock
             (b) Percent of class: 8.2% common stock + 2.2% common stock through conversion of convertible preferred stock if converted = 10.4%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared powerto vote or direct the vote: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 2,000,000 shares of common stock; 85,000 shares of convertible preferred stock converts into 528,607 shares of common stock

CUSIP No. 228903100                 13G/A                 Page 15 of 17 Pages

     The Investment Manager, the General Partner, SB LLC and Mr. Schafer expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The shareholders of OSS Overseas have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for OSS Overseas.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

CUSIP No. 228903100                 13G/A                 Page 16 of 17 Pages

ITEM 10.   CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                               August 3, 2005
                                          ------------------------------
                                                     Date
                                             /s/ Oscar S. Schafer
                                          ------------------------------
                                                  Signature

                                          /s/ Oscar S. Schafer, Managing Partner
                                          -----------------------------------
                                                    Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 228903100                 13G/A                 Page 17 of 17 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  August 3, 2005


                                  /s/ Oscar S. Schafer
                                  -------------------------------------
                                  individually and as senior managing member
                                  of (a) O.S.S. Advisors LLC, for itself and
                                         as the general partner of
                                         (i) Oscar S. Schafer & Partners I LP;
                                             and
                                         (ii)Oscar S. Schafer & Partners II
                                             LP; and
                                     (b) Schafer Brothers LLC, for itself
                                         and as the general partner of
                                         O.S.S. Capital Management LP